Morgan Stanley Aircraft Finance



                            Portfolio of 62 Aircraft

                              A Desktop Appraisal

                                 February 2000


                Prepared by The Aircraft Value Analysis Company

                               Desktop Appraisal

The Aircraft Value Analysis Company has been requested by Morgan Stanley Aircraft Finance to calculate the current market values of 61 aircraft and one engine.

1.   VALUATION ASSUMPTIONS

Specifications were provided for each of the 61 aircraft and single engine. Two current values as of November 1999 are provided. The first assumes that the aircraft are in the equivalent of half life condition. The second adjusted current market value takes into account the hours and cycles of the aircraft and the maintenance status where known. The quoted values are in millions of US dollars.

2.   DISCLAIMER & CONFIDENTIALITY

The figures quoted above are based on the econometric model constructed by The Aircraft Value Analysis Company for the sole purpose of assessing the current and future value of aircraft and major assemblies. Unless otherwise stated, it is assumed that the aircraft is a single unit and is available for sale on a willing seller, willing buyer basis. The information contained in this appraisal has been prepared for the sole use of Morgan Stanley Aircraft Finance and is not to be released to a third party without MSAFs prior consent. While every effort has been made to ensure the accuracy of the data and figures contained in this appraisal, The Aircraft Value Analysis Company bears no responsibility or liability for any inaccuracies.



P.Leighton - Managing Director

2nd February 2000

MORGAN STANLEY AIRCRAFT FINANCE
Prepared by The Aircraft Value Analysis Company - November 1999

Market Values as of November 30th 1999                                        1/2 Life         Adjusted
No.         TYPE                ENGINE             Serial No    DoM           Current Value    Current Value
------------------------------------------------------------------------------------------------------------
1           A300-600R           PW4158             555          Mar-90        39.1             39.05
2           A300-600R           CF6-80C2A5         625          Mar-92        46.9             46.85
3           A310-300            JT9D-7R4E1         409          Nov-85        16               15.2
4           A310-300            JT9D-7R4E1         410          Nov-85        16.3             15.55
5           A310-300            JT9D-7R4E1         437          Jan-87        22.3             21.8
6           A320-200            CFM56-5A3          279          Feb-92        28.8             29.5
7           A320-200            V2500-A1           393          Feb-93        29.4             30.17
8           A320-200            CFM56-5A3          397          May-93        30.5             30.075
9           A320-200            V2500-A1           414          May-93        29.5             30.45
10          A320-200            V2500-A1           428          May-94        32               32.1
11          A320-200            CFM56-5A3          446          Oct-93        30.9             30.225
12          A321-100            V2530-A5           557          Dec-95        39.1             40
13          A321-100            V2530-A5           597          May-96        39.9             39.6
14          A330-300            CF6-80E1           54           Apr-94        75.1             75.75
15          A340-300            CFM56-5C3          94           Mar-95        81.9             84.65
16          B737-300            CFM56-3B1          23255        Jun-85        14               13.675
17          B737-300            CFM56-3B1          23256        Jul-85        13.9             14.2
18          B737-300            CFM56-3B2          24299        Nov-88        19.7             20.4
19          B737-300            CFM56-3B2          24449        Apr-90        21.5             22.05
20          B737-300            CFM56-3B2          25161        Feb-92        23.5             24.9
21          B737-300            CFM56-3C1          26295        Dec-93        25.4             25.3
22          B737-300            CFM56-3C1          26309        Dec-94        25.9             26.3
23          B737-300            CFM56-3C1          27635        May-95        27.2             26.2
24          B737-300F           CFM56-3B2          23811        Sep-87        19.2             20.1
25          B737-300QC          CFM56-3B2          23788        May-87        18.6             18.45
26          B737-400            CFM56-3C1          24234        Oct-88        20.3             21.6
27          B737-400            CFM56-3C1          24707        Jun-91        24               24.4
28          B737-400            CFM56-3C1          25104        May-93        26.3             25.8
29          B737-400            CFM56-3C1          25105        Jul-93        26.3             26.4
30          B737-400            CFM56-3C1          25371        Jan-92        25.4             25.45
31          B737-400            CFM56-3C1          26279        Feb-92        25.2             26.1
32          B737-400            CFM56-3C1          26291        Aug-93        27.2             28.5
33          B737-400            CFM56-3C1          26308        Nov-94        27.5             26.85
34          B737-500            CFM56-3C1          25165        Apr-93        19.9             18.6
35          B737-500            CFM56-3C1          26304        Sep-94        21.3             20.6
36          B747-300            CF6-80C2           24106        Apr-88        40               39.87
37          B747-400            RB211-524          24955        Sep-91        78.1             79.9
38          B757-200ER          RB211-535E4        23767        Apr-87        27               26.8
39          B757-200ER          RB211-535E4        24260        Dec-88        30.5             32
40          B757-200ER          RB211-535          24367        Feb-89        31.1             30.3
41          B757-200ER          PW2040             24965        Mar-92        35.7             36.3
42          B757-200ER          PW2037             25044        May-91        33.7             34.025
43          B757-200ER          RB211-535E4        26266        Dec-92        37.9             39.305
44          B757-200ER          PW2037             26272        Mar-94        39               38.75
45          B757-200ER          PW2037             28160        Jun-96        44.2             44.75
46          B767-200ER          CF6-80A            23807        Aug-87        25.5             25.65
47          B767-300ER          CF6-80C2B6         24798        Oct-90        46               48.7
48          B767-300ER          CF6-80C2B6         24875        Jun-91        57               56.38
49          B767-300ER          CF6-80C2B6         25132        Feb-92        58               58.6
50          B767-300ER          CF6-80C2B6         26256        Apr-93        61.7             62.3
51          B767-300ER          CF6-80C2B6         26260        Sep-94        65.8             66.4
52          CF6-80C2B6F         -                  704279       Jul-95        3.15             4.85
53          F50                 PW125B             20232        Oct-91        5.8              6.55
54          F50                 PW125B             20233        Oct-91        5.8              6.33
55          F70                 TAY 620-15         11564        Dec-95        13               13.45
56          F70                 TAY 620-15         11565        Feb-96        13.3             13.65
57          F70                 TAY 620-15         11569        Mar-96        14.4             14.65
58          MD82                JT8D-219           49825        Mar-89        16.5             16.5
59          MD83                JT8D-219           49657        Apr-88        16.9             18.2
60          MD83                JT8D-219           49822        Dec-88        17.5             18.4
61          MD83                JT8D-219           49824        Mar-89        17.7             18.1
62          MD83                JT8D-219           53050        May-90        18.4             17
                                                                              1863.65          1884.555

The A300-600R

Airbus started to fund the A300-600 in December 1980. The -600 first flew in July 1983 and the type entered service with Saudia in April 1984. The -600R extended range version first flew in December 1987 and features the tailplane trim fuel tank developed for the A310 and a higher MTOW. The A300-600R has been approved for ETOP operations for a number of years with both the CF6 and PW4000 powerplants. In March 1990 the CF6-80C2 gained 180 minute approval while the PW4000 gained 120 minutes. The PW4000 secured 180 minute approval some months later.

The -600 represents a slight stretch to the A300B4, allowing 285 passengers to be seated in an all tourist class configuration and providing space for an extra two LD3 containers. The -600 was initially powered by two uprated CF6-80C or JT9D-7R4H engines. The -600 also featured a more sharply tapered rear fuselage and the smaller horizontal tail developed for the A310. Considerable greater use is made of composite materials and a slight improvement in range was offered. The wings have simple Fowler flaps and increased trailing-edge camber. The cockpit also comprises a forward facing two man configuration with EFIS and new digital avionics.

The comparatively limited range of the A300-600R, at some 4,100nm, is sometimes a cause for concern. However there exist a significant number of routes in the world that require capacity rather than range. The Far East in particular has the type of sectors that suit the A300-600R, hence the large number of widebody orders from the regions flag carriers. With greater liberalisation and increased traffic in the region it can be expected that larger capacity aircraft will be sought, not necessarily requiring range.

While the A300-600R is ideally suited to certain routes, operators are increasingly conscious of the need for commonality. Aircraft are therefore required to undertake a multitude of operations and as such a longer range model may be used on shorter sectors though the reverse proves impossible. This lack of versatility, at least compared to the competition, on the part of the A300-600R is therefore considered a negative feature.

As of the end of December 1999 a total of 520 orders had been placed for all variants of the A300. Of these 249 were for the A300B2/B4s and another 39 can be attributed to the -600. FedEx has ordered 36 -600Fs and UPS 30. The net order book for the A300-600R therefore amounts to approximately 162 units. As a widebody and derivative, the 162 orders can be considered to be a reasonable number, particularly as the type forms part of a larger family of aircraft. However over the past few years the order book for the A300-600R has failed to move forward.

The total A300 backlog as of the end of December 1999 amounted to only 31 units. In the current buoyant market conditions, this total is disappointing although matched by an equally lack lustre A310 order book.

At present Airbus has plans to upgrade with a mix of the A330 airframe and modified A300 wing. The orders for the A330-200 however suggest that this new derivative has all but served to replace the -600R. The principal competition to the A300-600R is the B767-300/-300ER which has proved to be the much more successful programme, forcing Airbus to launch the A330-200.

For the last decade the A300-600R has been competing against the B767-300/-300ER. The greater payload/range characteristics of the Boeing product has inevitably overshadowed the more limited capability of the Airbus aircraft.

The virtual absence of a backlog suggests that operators are turning their attention to other aircraft types. As such values of the younger -600Rs have been negatively impacted. The operator base of the A300-600R is reasonably extensive although lacking the depth and breadth of the competitive Boeing product. The A300-600R is operated by approximately 17 operators, slightly less than the desirable minimum. This can be expected to have an impact on the values, particularly in the future although with nearly 50 operators using the all variants of the A300 there should be an opportunity to market the type to operators of older A300 variants.

Even though the -600R has been in service for nearly a decade there exists a noticeable absence of second tier carriers. Virtually all the existing operators comprise flag carriers. The capacity of the -600R, along with other larger widebodies, can usually only be utilised by the larger carriers. Such operators are normally flag carriers possessing authority to serve international routes where sufficient density of traffic exists. Even though the international sector is liberalising the concept of the flag carrier predominates. The number of second tier operators with the capability of supporting the larger widebodies is still reasonably limited.

While the Airbus Asset Management organisation may be viewed as a formidable competitor in any remarketing campaign, the existence of such a company will serve to ensure that the level of availability remains at a manageable level. This contrasts with the experience of the early 1990s when a large number of surplus A310s and A300B4s served to drive values down. However the remarketing of the A300-600Rs depends on realistic pricing and lease rentals as a means of overcoming some of the negative features of the type.

The A310-300

In 1978, both Lufthansa and Swissair placed orders for a total of 16 A300-10 aircraft. The A310 designation was quickly adopted although the specification was still not fully finalized until 1979. With the creation of British Aerospace in the late 1970's, the British once again wished to be come involved in the Airbus project as a partner rather than a subcontractor. After final assembly at Toulouse, the first A310 was rolled out in February 1982 and was painted in both Lufthansa and Swissair colours in recognition of their extensive involvement during the design phase. The aircraft flew for the first time in April of the same year.

The French and German authorities gave the aircraft its type certificate in March 1983 and covered both powerplant options, Category II landing and two man operations. At the end of the same month, Swissair and Lufthansa each received its first aircraft and immediately commenced operations. In 1985, the first A310-300 was delivered.

Given that the A310 is smaller than the A300, the wing was reduced in size due to it having less weight to support. The A300 wing was used as the basis for considerable improvement. The lessons learnt with the Forward Facing cockpit on the A300, which introduced the possibility of a two man crew for the aircraft were adopted along with other advances in avionic design on the A310. Individually, all the components used in the new aircraft had proven themselves in other situations. On the A310, all the instrumentation displays and controls are in front or above the pilots.

In common with most aircraft first off the production line, while the weights may match the original specifications, there is a tendency to offer improved versions to cater to demands for operational flexibility. In the case of the A310, the aircraft was initially designed to be used on short to medium haul sectors and fuel capacity was therefore not so important as passenger and freight capacity.

The primary differences between the -200 and -300 relate to the MTOGW, with the former being some eight tonnes lighter than the base -300. The fuel capacity of the -200 is 54,920 litres compared to 61,070 litres of the -300. In terms of size, the two types are identical. But it is the higher weights and greater rang eof the -300 which makes it the more attractive than the -200. With every aircraft type there is inevitably a trade-off between range and payload. With the -200, the inability to serve anything more than dense intra-regional routes has made it inappropriate for use by the majority of widebody operators. Conversely the -300 is able to serve transatlantic routes or carry significant loads of passenger and freight over shorter distances. The A310-300 is available with a number of MTOWs ranging from 150 tonne through to 164 tonnes.

The principal competitor to the A310 is the B767-200/200ER. With both the A310-200 and B767-200 no longer selling, the competition rests between the A310-300 and the B767-200ER. Orders for the A310-200 number 85 all of which have now been delivered versus the 124 for the B767-200, all orders for which have been satisfied. It is however interesting that while production of the B767-200/ER has all but ceased, save for a number of -200ERs recently ordered by Continental, a number of A310's continue to be produced, albeit more to order than via a steady production rate.

Orders for the A310-300 number 175 of which 170 have been delivered. With five of the balance listed against Iraq, the backlog therefore is zero unit, compared to the ten for the B767-200ER.

Unfortunately, having been introduced in the early 1980's, at some ten years of age the type is beginning to be replaced by the original major carriers. With regard to values, the lack of appeal has inevitably had an impact, regardless of the type being a relatively young twin engined widebody. Values will continue to fall to reflect the continuing attempts by existing operators to divest themselves of the type and the lack of operational flexibility which makes it attractive to second tier carriers. However the issue of congestion may increase the popularity of the type in the coming years as operators find it necessary to use larger aircraft on short to medium haul routes. The commonality with at least the A310-200 and the A300-600/R will be an advantage. As the aircraft will be used on medium haul routes, then the lack of range will not necessarily be a hindrance - except perhaps in being able to perform multi-hop operations.

As indicated above the A310-300 has never been a popular aircraft. Demand and values for the type, despite its relative youth have experienced considerable pressure in the last four to five years. One of the problems for the A310-300 has been the increasing number of units available on the used market. As a result this has had a considerable impact on the ability to dispose of aircraft quickly and at a reasonable price or lease rate. Airbus has formed a leasing unit which assists sales of new aircraft. More importantly the remarketing unit helps to reduced the number of excess used Airbus products. As Airbus has partially succeeded in placing excess units then in the medium term, other owners of A310-300's may find disposal easier.

For the future, there appears to be little hope of a revival in the prospects for the A310-300 except in the freighter role. As a number of carriers are already in the process of divesting themselves of their fleets, others can be expected to do the same in the future. Unfortunately the number of airlines - particularly the non-flag carriers - who possess the requisite route structure and density of traffic to support the higher capacity widebodies are few in number.

The A320

The A320 was launched in 1984 and JAR certification was awarded for the A320-100 in February 1988. The JAR certification of the A320-200 was given in November of the same year. FAA approval followed in December. JAR certification approval for the V2500 powered A320 was given in April 1989. The A320-200, generally referred to as the A320, is now the only variant in production.

The A320-200 has accommodation for a maximum of 180 passenger though a two class seating arrangement accommodates 150 passengers. Airbus offers a standard MTOW of 73.5 tonnes (162,000lbs) as well as options of 75.5 tonnes (166,400lbs) and 77 tonnes (169,750lbs). In calculating values, operational flexibility is a prime consideration and the higher optional MTOW's of the A320 do improve the payload/range characteristics of the type. For example an A320 with a typical payload of passengers can fly 2,300nm with a MTOW of 73.5 tonnes but with a MTOW of 77 tonnes, the range with the same payload is increased to over 3,000nm. The aircraft can be powered by either the CFM56 or the IAE V2500 with the former possessing the greater market share.

As of the end of December 1999 a total of 1,287 A320's had been ordered of which 792 had been delivered, leaving a backlog of 495. Four aircraft have been destroyed - two in France (Air Inter), one in India (Indian Airlines) and one in Poland (Lufthansa) which results in an operational fleet of 786. The 1,287 orders for the A320 had been placed by 77 customers. This compares with an operator base of 82. One of the features of the orderbook for the A320 is the number of large customers for the type, including those from North America. The operator base is slightly more extensive than the customer base, thanks to the participation of the lessors. In developing a highly sophisticated aircraft, there had been some concern that the type would be limited to the larger carriers of Europe and North America; fortunately this does not appear to be the case. With the involvement of the lessors, the operational base of the A320 encompasses most regions. The A320 has also enjoyed a "multiplier effect"; when a few operators in a region acquire the type, others are more inclined to also operate the aircraft either because of competitive pressures or through the existence of local maintenance and training support and even type rated crews.

The A320 has four other competitors offering similar seating capacities - the B737-800, the B737-400, the MD90 and the MD80 series (MD82, MD83 and MD88). In terms of the technology employed by the rivals, apart from the slightly larger B737-800, the A320 is by far the most sophisticated not least because Airbus was able to design their aircraft from scratch where Boeing and McDonnell Douglas were forced to modify a 1960's design.

Used A320 pricing has been remarkably stable over the course of the last three years. The values of the A320-200 moved downwards by a relatively small margin during the recession of the early 1990s and have since improved but are now considered to be experiencing a slight decline. The strength of A320 values lies, not least because of the perceived longevity of production and service, environmental compliance, performance, reliability, spreading operator base and participation of lessors.

Determining the value of an A320-200 is dependent on a number of factors. Unlike other types however, the differences are of a relatively minor nature and those featuring the less desirable aspects, do not necessarily make remarketing an impossible task now, or in the future. With three MTOW's ranging from 73.5 tonnes to 77 tonnes, the latter is the most attractive due to the greater operational flexibility of the type. The range of the A320-200 with 77 tonnes has proved to be popular with operators.

The engine selection is also a consideration in terms of assessing relative values, both in terms of manufacturer and variant. The initial versions of both engines are seen as the less desirable, with the V2500-A1 featuring less than optimum emissions - something which may be rectified by the incorporation of a new combustor in the future. The CFM56 is the more popular powerplant, not least because of its earlier availability and maturity upon service entry of the A320. In terms of values a slight differential of around $200-400,000 is considered to exist at present in favour of the CFM56 but over time the difference should dissipate. The V2500 has secured notable orders within the last twelve months.

Remarketing the A320 should prove still easier in the coming years. The A320 family orderbook has also increased to over 2,300 units. As the core member of the A320 family, the model has even more attraction particularly when CCQ (Cross Crew Qualification) & MFF (Multi Fleet Flying) is taken into consideration. Airbus has successfully penetrated the all important US market with orders from America West, Northwest, United and more recently US Airways.

The A321

By the middle of 1991, the various financial arrangements had secured $400m of the $480m needed for the programme. But at a combined cost of nearly $1bn, the development of the A321 was far from cheap - a prime consideration when considering a first generation derivative.

By the beginning of 1992, Deutsche Airbus began structural assembly of the aircraft and by the middle of the year, components from other Airbus members began arriving - the cockpit and front fuselage from Aerospatiale; the wing from BAe; the tailplane from CASA. Deutsche Airbus is responsible for most of the fuselage as well as the interior and tailplane. The German manufacturer adopted a linear assembly concept for the A321 with all final assembly work, including cabin furnishing and completion being integrated for the first time on a single line. In June 1992, the wing arrived from BAe and final assembly work commenced with the V2500 engines installed in September. In March 1993 the A321 was rolled out and the first flight took place later that month. JAA Certification of the V2500 powered aircraft was granted in December 1993 and delivery to Lufthansa was made in January 1994. The first delivery of the CFM56 powered A321 was made to Alitalia in March 1994. FAA certification was granted in early 1994.

The A321-100 features a stretch of approximately 20 feet compared to the A320-200. There is structural reinforcement of the fuselage to compensate for the heavier weights, a modified wing trailing edge, an uprated landing gear and extra emergency exits. With an increased MTOW, higher thrust engines than those powering the A320 are needed. Two engines are offered. The CFM56-5B is offered in two versions; the -5B1 variant is rated at 30,000lbs while the -3B2 provides a thrust of 31,000lbs. The engine is derived from the CFM56-5A powering the A320 and involves the replacement of fan vanes, the addition of another stage to the LP compressors and incorporating the core engine of the A340 CFM56-5C. The IAE engine is the V2530-A5 and allows the pilot to choose between thrust levels of 29,000lbs and 30,000lbs depending on take-off conditions. The engine is derived from the V2500-A1. Both engines are FADEC controlled.

In March 1995, despite the -100 having been in service for only just over a year, Airbus announced the launch of the A321-200 version although the 83 tonne A321-100 was still viewed as the baseline model. The A321-200 features a MTOW of 89 tonnes compared to the optional MTOW of 85 tonnes for the -100. The landing weight and the zero fuel weight were also increased by two tonnes.

As of December 1999, the orderbook for the A321 stood at 312 units. A total of 144 had been delivered, leaving a backlog of 168. The 312 orders have been placed by 30 customers, a reasonable number. There are now 25 A321 operators. The A321 is not just a member of a family but also a standalone product, that is competing with the A320. This is particularly apparent given the time lapse between the service entry of the A320 and the A321, providing sufficient time for existing A320 operators to experience a change in market structure and perhaps seek a larger aircraft as a replacement, while retaining commonality. The A321 for example offers seat mile costs some 10% lower than those of the A320.

One of the key markets for any manufacturer, and perhaps more importantly the lessors, is the European charter market. The service entry of the A321 raises the issue of whether this new type will serve to displace existing models and represent the next shift in upsizing. The appetite of the charter market could dictate the number of orders to be placed by the lessors and determine whether the operator base remains modest or expands sufficiently to make the A321 attractive in the medium to long term.

The increase in range has proved crucial in attracting greater interest from the lessors. Before the launch of the -200, the limited range potential of the -100 increased the likelihood of a limited operator base, and consequently less than attractive residual values over the medium to long term. The longer range of the -200 has now relieved some of this concern and enabled the type to compete more effectively against not only the B737-800 but also the B757. The A321-200 entered service in early 1997.

For the A321, the recent service entry of the -200s has caused all attention to be placed on the -100. With its limited range and lack of operational flexibility values have remained comparatively low. It could even be argued that the values of the A321-100 should be equated to the A320-100; both suffer from limited range. The difference in value between the A321-100 and -200 could exceed the cost of upgrading, assuming that any owner would wish to go to this expense.

For the present, the difference between the values of A321-100 and -200 is much more modest than the differential between the A320-100 and -200. This is perhaps due to the lack of availability of the A321-200, and the greater number of -100s currently on order (compared to the total orders for the A320-100). The A321-100 will tend to lose some of its attraction as the A321-200 becomes available in numbers and proves itself in a number of markets - charter and scheduled, domestic and regional.

The A330-300

Announced at the same time as the A340, the launch of the A330 represented a major, critical and necessary investment. In contrast with the A340 a choice of three engines was to be made available to potential customers - the CF6, the Trent, and the PW4000, each to be derivatives of established engines. The A330 was originally configured with two 60,000 lb thrust engines but with the increase in weights this soon required more powerful engines than even those powering the B747-400.

By March 1992 the first A330 had been structurally completed and was moved at the end of the month for the installation of engines and test equipment. The aircraft was rolled out on 14th October 1992. On the 2nd November 1992, the worlds largest twin engined widebody at that time, powered by the CF6-80E1, flew for the first time. The certification programme involved a total of three aircraft and 1,114 hours of flying and 426 flights.

On the 14th October the CF6 powered A330 was joined by a PW4168 aircraft. Slightly ahead of the 12 month predicted certification programme, the A330 gained its certification from the 19 member JAA on 21st October 1993 as well from the FAA. On the 31st January 1994 the first Airbus aircraft to be fitted with Rolls-Royce engines flew (although as a partner in the V2500 programme then strictly Rolls-Royce have been involved in powering Airbus aircraft since
1987). The Trent 700/A330 combination was certificated at the end of 1994.

The A330 is now available in two versions, the -200 and -300. The A330-300 features a choice of two MTOWs, 217 tonnes or 230 tonnes. The maximum payload of the A330-300 is 43.5 tonnes, similar to the A340-300. The maximum fuel capacity of the A330 is 97,530 litres (25,770 US gallons) which is much lower than the maximum of 148,700 litres (39,300 USG) of the A340-300. The number of underfloor LD3 containers that can be carried in the lower hold is 32 although an extra one can be carrier in the bulk hold which is an option. The maximum range of the A330 with a typical passenger load is 10,200 km (5,500 nautical miles). The typical two class passenger load of the A330 is 30 and 305 although 440 can be carried in a high density configuration. The A340 and A330 share the same wing and fuselage cross section but are offered with either two or four engines to optimise operational efficiency according to market needs. The A340-300 and A330 are the largest and heaviest aircraft ever to enter production in Western Europe.

The orderbook for the A330 has experienced a variety of fortunes as the world economy and competitive environment has changed. At the December 1999, orders for the A330 amounted to 264 including those placed for the -200. Of these 131 had been delivered leaving a backlog of 133. During 1999 a total of 44 A330 deliveries were made.

The order total and backlog is considered reasonable for a model that is part of a family though if it were a standalone product there would be some concern. With relatively few deliveries, it is not surprising that the operator base should still be considered to be relatively restricted. There are 21 A330 operators, above the minimum of 20 considered to be necessary for ease of remarketing. There are still over 133 deliveries to be made, a significant number of these are destined to be A330-200s. The operators of the A330-300, at least for the present, are concentrated in Asia and Europe. Asian carriers have been experiencing problems in recent months such that there has been some redistribution of A330s including the delivery of some units to TAM.

The competition to the A330 is naturally seen as the B777. To date the B777 has achieved 436 orders, consisting of 394 for the -200 and 42 for the -300. Despite the apparent advantage of Airbus in terms of orders, it is noticeable that since the introduction of the B777 there have been relatively few orders for the A330. This must be of some concern to Airbus given that the success of the B777 indicates that there are still orders to be secured. However once again it is perhaps important to note that both the A330 and the A340 compete against the B777 and as such the Airbus products have achieved a higher number of orders.

The A330 is also competing against older types. In view of the high capital cost of the A330, whether it is through a lease or traditional financing, and the low cost of older aircraft, there is considerable pressures on the airlines to consider retaining their existing equipment or to acquire used aircraft.

Because of the relatively recent introduction of the A330 and A340, values are still fluid. While there is some merit in examining some of the failings of Airbus in the past - product support lapses for example - in determining the values of Airbus products, it is also essential to consider the attributes of the type in question and the advances being made in all the important areas of customer support. Apart from the aircraft itself, pricing, finance, product support, training are all vital ingredients in making a product a success and these are areas in which that Airbus has made considerable progress. while the fortunes of the A330-300 are not expected to match those of the A340-300, the medium haul capability of the type and family association will continue to prompt demand from a variety of carriers as the market starts to improve once more around the year 2001. As pricing of used A330s falls in comparison to new equipment, the type will be seen as a replacement for earlier widebodies.

The A340

In 1988 the standard design was eventually frozen with the selection of a MTOW for the A340 of 253.5 tonnes and a CFM56-5C2 powerplant. A new assembly hall (Clement Ader) was built in Toulouse between 1989 and 1991 and at the time was one of the larger construction projects in Europe. By early 1991 the first A340 fuselage was mated to the wings after being delivered by Deutsche Airbus at Bremen. The first six aircraft to be produced were A340's with numbers 1, 2, 3 and 5 being -300's and 4 and 6 -200's. The roll-out of the first A340 took place on 4th October 1991. in front of 6,000 guests and employees and the maiden flight was undertaken on the 25th of the same month.

The original guarantee by Airbus was to achieve a range of 11,850km (6,400nm) with a passenger load of 295. This was some 5.5% below the original forecast but the improvements made during the flight test programme enabled the range to be increased to 12,200km although this was dependent on another 3,640 litres of fuel being carried. The extra fuel could be accommodated as the empty weight of the aircraft was some 500kgs lighter than forecast - an unusual event as most new aircraft are overweight. As a result of the changes the MTOW of the aircraft increased from 253.5 tonnes to 257 tonnes, since significantly increased. The A340 was granted its certificate by the European JAA on the 22nd December 1992 with the first deliveries commencing to Lufthansa in late January 1993.

The A340-300 has a choice of three MTOWs - 260t, 271t and 275t. The maximum payload of the A340-300 is 43.5 tonnes. The maximum fuel capacity of the A340 is 148,700 litres (39,300 USG). The number of underfloor LD3 containers that can be carried in the lower hold is 32 although an extra one can be carrier in the bulk hold which is an option. The A340 has a maximum range of 13,500km (7,300nm) though this will increase to 15,740km with the A340-500. The seating maximum of the A340-300 is the same though with a three class layout the passenger load is typically 295 (12F+42C+241Y). The A340 and A330 share the same wing and fuselage cross section but are offered with either two or four engines to optimise operational efficiency according to market needs. The A340-300 and A330 are the largest and heaviest aircraft ever to enter production in Western Europe. The A340 is powered exclusively by the CFM56-5 powerplant. Four derivatives of the CFM56-5 are available on the A340 comprising the -5C2, the -5C2G, the -5C3 and the -5C4. The -5C2 is the standard powerplant for both the A340-200 and the A340-300 and powers most of the A340's currently in service although in terms of the total number of orders it takes second place to the -5C4. The -5C3 has been ordered by a relatively small number of customers. To accommodate the higher gross weights of the A340, it was necessary to develop the 34,000lb -5C4.

A total of 287 orders had been placed for the A340 as of the December 1999 with 171 deliveries having been made. Only some 27 orders have been placed for the A340-200, virtually all of which have been delivered.

Orders for the A340-300 should be sub-divided between the standard version offering a MTOW of 257 tonnes and the -300ER with a MTOW of 275 tonnes. There is some justification for combining the orders for the two types. In contrast to the B767-300 and the -300ER, the higher gross weight of the A340-300ER does not involve additional equipment for ETOP's nor do the engines require additional modifications. Yet in terms of values there is a justification for differentiating the two. The A340-300 was designed as a long haul aircraft with the A330 being designed for medium haul routes. While the 257 tonne A340-300 offers considerable range, it is the -300ER which is increasingly being viewed as the standard aircraft. The differential in values between the 257t and the 275t aircraft should therefore perhaps go beyond the additional cost of selecting the extra weight and incorporating the auxiliary fuel tanks in the lower hold.

The larger size of the A340-300 is more suited to the on-going fragmentation of the international scheduled market and the capability to serve a multitude of sectors should allow values to retain their strength in the medium term. But as Airbus pursues its policy of developing aircraft to meet the many and varied needs of operators, there exists a real danger than the A340-300 will be a victim of dilution. With the A340-500 and -600 launched then not only will these types perhaps supersede the -300 but that existing orders will be changed to the new types, thereby capping the operator base at a level that will position the A340-300 at the minimum levels desirable for remarketing. The values of the A340-300 may not be as vulnerable to newer models as they first appear. The commonality between the A340 family will be considerable allowing operators to mix and match variants to market demands with the minimum amount of disruption (notwithstanding the problems associated with the different engines on the A340-600 and the difficulties of providing back-up units).

The B737-300

The B737-300 was originally produced with a MTOW of 124,500lbs using the CFM56-3B1 with 20,000lbs of thrust. During the final year of development the 22,000lb powerplant became available. In early 1985, only a few months after service entry, the MTOW of 138,500lbs became available. In the middle of 1985 EFIS was offered as an option. In valuing the B737-300 it is usual to add at least $1m for EFIS. It is possible for EFIS to be installed after production. In the same year, 1985, a new wide aisle interior was introduced.

Windshear alerting and guidance also became available although the system as this time was in its infancy and an option. In 1987 a new improved APU was introduced and in the following year the multi-thrust CFM56-3C became available. The multi-thrust engine allows the operator to select the power setting although the higher the setting the more wear and tear suffered by the engine. The year 1989 saw the Rogerson auxiliary fuel tank become available as an after market option. Usually the fuel capacity is 5,311 US gallons but the auxiliary fuel tank increases this to 6,295 US gallons. Combined with more powerful engines and a MTOW of 138,500lbs, the design range with a full passenger load is extended from 1,625nm to 2,520nm. For many operators the extra range is simply not required and there are relatively few -300's fitted with the auxiliary tank.

The current B737 programme is seen as one of the most successful commercial jets of all time. As of the end of December 1999 orders for the entire B737 series totalled 4,482. Of these 1,144 were placed for the B737-100 and -200/-200ADV; 1,988 for the current B737 series; and 1,305 for the next generation (B737NG) B737 series. Of the current series, a total of 1,113 orders have been placed for the B737-300 with another 486 placed for the -400 and 389 for the -500. By the end of December 1999 a total of 1,112 B737-300's had been delivered. The total of 1,988 deliveries equates to an average annual delivery rate of nearly 75 aircraft or six per month. This is an impressive total in view of the recession in the early 1980's and early 1990's. During the years 1993-1995 around 54 were delivered annually. As of the end of August 1999 there were only seven orders still outstanding for the -300. At the end of 1998 Boeing announced that production rates of the B737CG will be significantly reduced in favour of the B737NG. The last B737CG was assembled in December 1999.

The strength of B737-300 past, present and future values lies with its considerable attraction to the average operator, ably facilitated by the expansion of the operating lease concept. It is generally considered that for remarketing to be a relatively easy process, then there should be at least 20 operators of a single variant.

The -300 exceeds this baseline by the widest of margins. The number of -300 operators has been expanding at a reasonably rapid rate. At the end of 1988 there were 48 operators operating 484 -300's. As the -300 had been in service for only four years the expansion of the operator base was extremely rapid, particularly as at this stage the operating lease was only just starting to come into its own and as delivery rates were still constrained. For each 10 deliveries of the -300, the operator base appears to have increased by one. At the end of 1991 there were 69 -300 operators using a fleet of 697 aircraft. The average size of the fleet - at ten units - has therefore not increased for nearly a decade.

The A319 represents the first serious challenge to the B737-300 and indeed its successor, the -700. However the B737-300 and the A319 differ markedly in the way they were developed. The B737-300 was developed from the smaller -200ADV. Stretching a basic design offers the potential for a lower structural weight although it can produce problems in terms of range. Conversely downsizing the A320 to make the A319 causes the airframe to be comparatively overweight although the higher thrust engines and fuel capacity should ensure that range is reasonably extensive. Airbus has so far managed to capture orders for the A319 that may have otherwise been placed for the B737-300 or its successor. The real competition for the B737-300 however has emerged from the -700. It could be argued that the appetite for the -700 from operators is limited, that the -300 remains the more favoured due to familiarity and lower acquisition costs. The values of the -300 have remained relatively strong and apart from the vagaries of the market in general, it is to be expected that they will continue to perform well. The used values of the B737-300 have remained strong although they suffered a temporary and relatively minor fall during the recession of the 1990's. In determining the current and residual value of the B737-300, the extensive operator base is often used as justification. However for an aircraft type to acquire an extensive operator base it has to possess attractive attributes - not necessarily matching the requirements of all or even the majority of customers but at least being comparable or better than the competition. The success of the B737-300 is due to a number of reasons. To some extent the tightening of noise rules for manufacturers - moving from Stage 2 to Stage 3 - made it necessary for the -300 to be developed. The higher capacity not only improved operating economics but also matched the demand for extra capacity from operators. The operating performance of the -300 had also to meet the expectations of the operators in terms of airfield performance and range. Operating and maintenance costs had also to be kept under control. Commonality was also an issue for some operators.


Values of the -300 have not therefore performed well because of its extensive operator base but because it has had the attributes to sell well and more or less match the needs of the prevailing market structure. But times change and operators are increasingly seeking 150 seat aircraft - just as the larger -300 was able to cope with the growth of the 1980's the 150 seaters today are able to accommodate rising demand. In the 1990's the hub and spoke operations that prompted so many orders for the -300 have been overtaken by the need for market flexibility. Operators now desire aircraft able to undertake a wider range of operations. Cost, both acquisition and operating, have also become major issues.

The B737-400

The B737-400 was announced in June 1986 and the first flight was undertaken in February 1988. The aircraft was certificated in September. The high gross weight variant became available in December of the same year. The -400 features a stretch to the -300 involving a plug fore and aft of the wing. The outer wing and landing gear features additional strengthening and the aircraft can accommodate a total of 168 passengers. The -400 is normally powered by the CFM56-3C1 and has a MTOW that ranges between 138,500lbs and 150,000lbs. Some aircraft cannot be upgraded beyond 143,000lbs.

As of the end of December 1999, a total of 486 B737-400's had been ordered - up by only 58 units from over two years previously - by 38 customers. Of these 484 have been delivered leaving a backlog of two units, significantly down from 78 of over two years ago. With the involvement of the lessors and a large number located in Europe, those aircraft with higher weights and an EFIS cockpit are considered to be the most attractive and marketable.

Of the 484 delivered, over 250 are listed as being leased although not all these are operating leases. With over 31% of the fleet in the hands of two lessors (ILFC & GECAS), there is the potential for considerable competition in the future as each seeks to place the aircraft. Assuming that most of those leased in the late 1980's are on five to seven year leases, this suggests that the latter part of the decade will see a number seeking new lessees. Such a condition places greater pressure on values.

Unlike the B737-300, the -400 is also competing with the A320 as well as the MD80 and MD90. Although the earlier introduction of the B737 and the issue of commonality has ensured that the -400 has established a credible operator base, it should be noted that the order book for the A320 is nearly double that of the Boeing product.

The values of the B737-400 initially resisted the downward pressures of the recession of the early 1990s. This can be primarily attributed to its then recent introduction and the demand for its relatively better operating economics. With a number having been delivered values declined during the first half of 1995. During 1996 they exhibited stabilisation and then improved. For the first half of 1997, the market continued to improve although the effect on values was marginal. However in the second half of 1997 values stopped rising and reached a plateau. In the first half of 1998 it is considered that values experienced a modest decline. In the second half of 1998 values of the -400 experienced a greater, though expected, fall. During 1999 a further modest fall was apparent.

As with most aircraft transactions within the last few years, leasing rather than direct sales have tended to predominate although sales between financial institutions have been brisk as the larger lessors seek to dispose of used equipment to finance new types. At present, the -400 is still held in reasonably high regard in view of its larger size though its performance is less attractive. The launch and service entry of the slightly larger B737-800 as a replacement for the B737-400 is having an appreciable impact on the values of the latter.

To date, apart from the larger lessors, the prime customers for the B737-400 have been the "flag carriers" of the world, particularly in Europe and Asia. Unlike the B737-300, the -400 is more dependent on the circumstances of the major airlines. It is the larger airlines who possess the density of traffic and route structure capable of supporting the larger B737 variant in quantity, particularly as the -400 lacks the range of the A320. Consequently, while the -300 is preferred by the burgeoning but smaller airlines, thereby absorbing most of the excess that occurs, the -400 is much more dependent on acquisition by the larger airlines.

Values exhibited a sluggish response to the improving market conditions of 1997. This was perhaps caused by a realisation that the operator base of the -400 is less extensive than for the -300 and concentrates more on the larger operators able to exert greater influence on pricing. Nonetheless, up until the middle of 1997 there had been a slight improvement in -400 values. The demand for the -800 is now strengthening and with deliveries now mounting the type is beginning to have an appreciable impact on the -400. The need for many carriers to increase the ratio of Stage 3 narrowbodies, should also assist in stimulating the demand for more modern used equipment. There exist a number of negative factors that could impact the -400. The product life cycle of the -400 is coming to a close. In view of the commonality between the old and new, the focus will be very much on the latter, with the -400 being sought only as the result of a scarcity of the newer aircraft. Values and lease rates of the -400 are considered to be declining.

The B737-500

In 1987, Boeing were concerned at losing traditional customers who sought to retain an aircraft of the size of the B737-200ADV. As a consequence the -500 was launched (the original designation was the -1000). The -500 was rolled out in 1989 and service operations began in 1990.

The smaller size of the -500 reduced the seating capacity of the -300 to between 108 and 132. The new variant inherited most of the -300's structure including the slightly recontoured wing, tailplane extension plus the powerplant mounting. The CFM56-3B1 was offered as the standard powerplant or a derated -3B2. A significant number of -500s are powered the -3C1.

As of the end of December 1999, orders for the current B737 series had risen to 1988 of which 389 were for the -500. Of these, 389 -500's had been delivered leaving no backlog. A total of 28 customers selected the -500. Of the 389 delivered, at least a third were on operating lease - leased either from a lessor or another airline.

During most of 1997 there was some further improvement although this translated into only a modest improvement in values for the -500. Rather lease rates showed a real improvement. However during the fourth quarter of 1997 and the beginning of 1998, the fortunes of the B737CG began to reverse. A number of airlines improved their levels of utilisation of their existing fleets sufficiently to consider acquiring additional capacity to meet the demand resulting from the improved economic climate. This factor and others served to reduce the level of availability still further. In addition, new carriers emerged to emerge to compete with incumbent carriers. The most preferred types
- outside the USA at least - will be the newer examples with high specifications and EFIS instrumentation. However, over the last year the absence of new orders coupled with enthusiasm for regional jets has prompted a modest fall in values and lease rates. During the course of 1999 values and lease rates have suffered though partially bouyed in the latter part of the decade by the demand from British Airways for interim lift..

The B737-500 is competing against the Fokker 100, the RJ100/RJ115 and to a lesser extent the MD87 as well as the B717. While production of the MD87 ceased in 1992 and the Fokker 100 in 1996, they still has something to offer operators seeking commonality with other MD80's in their fleets. But in the medium term, the greatest threat to the -500 will come from its successor - the -600. At present Boeing advise that the list price differential between the -500 and -600 is $1 million in favour of the newer aircraft. In the coming years it seems probable that the better fuel efficiency and noise compliance, as well as the level of commonality, will serve to turn operators towards the newer model.

By the year 2001, three years after service entry of the -600, it can be expected that a reasonable number will be in service. The greater range capability of the -600 and improved economics may overshadow the -500 series - unless sufficient differential in lease rates is maintained.

For the -500, the lack of a significant backlog is a cause for concern, particularly with the service entry of the B737-600. Although the existing total number of orders is considered reasonable, the variant is exposed to considerable competition from both existing and proposed types - the B717 and A318. The B737-200ADV continues to find favour in many countries, not least due to the current low price of fuel and the much lower capital/leasing cost. Although noise is an issue that is increasingly becoming a cause for concern for the -200ADV, the hushkit is a viable alternative - one which has gained greater attention in the past few years as noise regulations have begun to be imposed in the USA and Europe. While the increasing maintenance burden of the -200ADV can be expected to become a significant issue for aircraft older than 15 years of age, there still exists a number of aircraft less than ten years of age.

While the -500 may be facing some difficulties in the future, the type remains a member of one of the most popular families of jets ever built. It is the concept of the family and the degree of commonality with the -600 that will ensure that the -500 continues to find reasonable favour with operators - albeit primarily in the US and Europe. A total of 23 -500 operators also use other members of the current B737 family. As the operator base of the -400 and -500 is more extensive than the -500, there existing a greater number of potential targets for remarketing. The degree of commonality between the three members of the current B737 family, combined with the changing market structure, should allow the -500 to be transacted between operators with some frequency and ease.

The B747-300

In the late 1970's Boeing had considered a number of ways of increasing the capacity of the B747-200 and finally decided to extend the upper deck. This stretched upper deck was initially offered as an option on the existing B747 models and as a retrofit at a cost of some $10m but finally evolved into a separate variant. For only a comparatively slight increase in the empty weight, the SUD (Stretched Upper Deck), with its extra 18 windows on each side, could be used to accommodate an additional 69 economy passengers, with their galleys and toilets. Alternatively it could be used as First Class accommodation, accommodating 26 sleeper seats or 42 Business Class seats. The increase in the number of passengers required an additional door on the upper deck. In place of the spiral staircase, a straight staircase was used. The SUD was also made available as a modification kit and three -300's are converted -200B's and nine -300M's are converted -200M's. Ten of these were converted by KLM and another two by UTA. In addition, JAL converted two -100SR's to incorporate the SUD. A total of 81 new -300s were ordered. Some have already been converted to freighters.

It has to be recognised that the payload/range capabilities of the -300 are not advantageous compared to newer equipment. Flying non-stop between Europe and the Far East imposes severe weight penalties such that Europe-USA becomes the prime sectors for the -300. The B747-300 has traditionally attracted higher than average values because it offers an unrivaled seating capacity and range performance. With the introduction of the longer range B747-400, the premium dissipated, particularly in view of new widebody twins and the A340. But the B747-300 is still suited to those operators who require large aircraft but not the range of the -400. At approximately 50% of the cost of a new B747-400, the -300 represents a cost effective alternative even with a three man crew and less advanced avionics. With an improvement in air transport, the lack of short term delivery slots should improve the demand for good quality widebodies. With the larger capacity -300 retaining substantial commonality with existing fleets, even some of the larger carriers may be seeking short term capacity. The values of the limited number of -300's in service must be expected to deteriorate in much the same manner as those of the -200B's.

The B747-400

The launch decision was made in July 1985 based on an order from Northwest for
10. The aircraft was rolled out in early 1988 with the first flight taking place in April. FAA certification was granted in January 1989, based on the PW4056 powerplant. Northwest began route proving flights at the end of January and services commenced in April 1989 between New York and Tokyo.

In a typical three class configuration the B747-400 can seat 21 first, 77 business and 322 economy - a total of 420. With a payload of 420 passengers the aircraft can fly a distance of just over 6,055nm with a fuel capacity of 53,985US gallons and a MTOW of 800,000lbs or around 7,270nm with 57,285 gallons and a MTOW of 875,000lbs. The basic MTOW is 800,00 with options of 850,000lbs and 875,000lbs (870,000lbs is normal but 875,000lbs can be achieved with loading restrictions). The move from 870,000lbs to 875,000lbs was requested by airlines such as Qantas partly as a result of an increase in the standard weight of the passenger from 77kg to 82kg. The upper MTOW allows Qantas to carry an extra 15 passengers on such sectors as Singapore-London. The mid MTOW allows a range of 6,900nm. The higher MTOW's affect the performance of the aircraft. The landing weights are increased from 574,000lbs to 630,000lbs and take-off and landing field length increases. The initial cruise height is also impacted, falling from 34,700ft to 32,800ft. The block fuel for a 3,000nm sector is 126,960lbs for the standard MTOW and 127,200lbs for the high gross weight version. The above are based on the PW4056 which has the best range of all three engine variants - if only by a marginal amount.

The more important improvements however focussed on the increase in range by 1,200nm with the payload being raised by 45,000lbs or more on sectors of 5,900nm. The wing was extended to improve fuel efficiency and winglet added. These improvements allow for better take-off characteristics, a higher cruise altitude, lower drag (reduced fuel burn and increased range). The availability of more advanced engines, with lower fuel consumption, provided longer range capability. The engines originally offered were the PW4056, the CF6-80C2B1F and the RB211-524G/H consisting of 57,100, 56,500 and 58,000lbs of thrust. In terms of take-off noise, the area has been reduced by 40% compared to the B747-300.

As of the end of December 1999 a total of 588 orders had been placed for all variants of the B747-400. Of these a total of 510 had been delivered leaving a backlog of 78 units. During the course of the early 1990's Boeing recorded a considerable number of deferrals and even cancellations, including for the B747-400. For example in the middle of 1992 the total order book for the B747-400 stood at 452 units; a year later it had risen by a single unit; in the middle of 1994 it had fallen to 434; and by the middle of 1995 increased slightly to 443.

During 1996 and 1997 there was a surge in orders with Boeing increasing production rates to compensate. In 1996 a total of 3.5 per month were being produced. This rose to four per month in 1997 and five in 1998. However, during the second quarter of 1999 production rates fell to 3.5 per month once again with only 12 scheduled to be produced during the whole of Y2000 though some increase is now contemplated due to the demand for the freighter variant.

With the aircraft having been only relatively recently introduced, and in view of the calibre of the customers, availability has not been a concern for the B747-400 until now. However during the previous recession it was necessary for some carriers to temporarily park equipment. Air France for example parked the first -400F until it was sold to Cargolux; others were stored in the desert. At the beginning of 1992, when the recession was really affecting the narrowbody market, there were no B747-400's being advertised. Yet the delivery of a large number of -400's prompted existing B747's to start divesting themselves of the older equipment much sooner than anticipated, resulting in a rapid rise in the number of -100's and -200's being advertised. By a year later there were two new -400's being advertised for sale by a broker though it is hard to determine the reliability of such data. The same aircraft were still apparently on the market six months later. By the beginning of 1994 these two were joined by three used examples. But by the end of 1994 some of those that had been parked were being absorbed into the fleet and none were being advertised as of December.

As indicated above, it seems probable that availability will become more noticeable over the course of the next few years as route structures change and operators begin to integrate the B777 and other widebodies. By the early part of the next century, the number of B747's being advertised is likely to be reasonable when expressed as a percentage of the fleet but will be more significant in numerical terms - ie 5% will equate to some 25 units. The latest crisis in Asia has already affected the B747-400 such that Boeing and its customers are having to remarket some aircraft that were due for delivery but which now cannot be afforded.

Over the course of the last few years, it has become all too apparent that remarketing and maintaining high residual values of the larger widebodies is much more difficult than anticipated. In the late 1980's it was considered that the widebodies would retain considerable residual value strength into the longer term. However it has become apparent that the future of the larger widebodies is no longer so assured. Were it not for the significant improvement and change in structure in the cargo sector, there would be an even greater number of earlier B747's being advertised for sale or lease, or even scrapped. The very fact that a number are now being converted to freighters, serving a market that relies on low capital cost equipment, indicates a considerable deterioration in values. The problem for the -400, while unique, is that it is suited to the dense intercontinental routes operated mainly by the flag carriers. The number of sufficiently dense routes are few and such flag carriers are also limited. The larger airlines have also preferred to acquire new, or nearly new, aircraft rather than older versions of modern types.

The B757

The new technology family of the B757/B767 was first announced in 1978 with the B757 incorporating the same fuselage as the B707/B727/B737. The B757 was certificated in December 1982 with service entry being effected in January 1983. The first extended range B757 was delivered to Royal Brunei in May 1986. ETOPs approval was granted in 1986.

The B757 is designed to carry 184 passengers in a typical mixed class configuration, in a charter configuration up to 239 passengers can be carried and as a freighter over 38,760 kgs of payload. The Maximum Take Off Weights range from 220,000 lbs (99,800 kg) up to a maximum 255,000 lbs (115,700 kg) for greater payload and/or range.

As the B757 was largely designed around the requirements of US operators, with set route structures, it is to be expected that the majority of B757's in the US possess only standard weights although a few operators in the region do use a limited number of heavier, ER versions. The majority of ER's are located in Europe where there exists greater demand for operational flexibility, particularly from charter operators who fly, not only to a variety of destinations, but also to and from more restricted airports. In addition to offering operators good operational performance, the ER version is also able to undertake flights to the US East Coast with loads and frequencies that would make larger aircraft uneconomical. However it is evident that the A300-600R, B767-300ER and DC10-30 are being used in greater numbers on the same routes mainly as a result of a need for charter operators to lower unit costs still further. Nearly all -200ER's are powered by the RB211 despite the PW2000 possessing slightly better fuel efficiency.

To ensure the maximum marketability of the B757, it would appear that the B757-200ER would be the most attractive. Boeing do not specifically designate the B757 as a -200ER. However, those aircraft possessing higher than average MTOW's together with the additional equipment necessary to perform extended range twin engined overwater operations, which includes an additional hydraulic motor, extra avionic cooling and a more extensive minimum equipment list, are usually classified as -200ER's.

As of the end of December 1999 a total of 983 orders had been placed for the B757, including 17 for the -300. This is an impressive number in view of the less than auspicious start to the programme. As of the end of 1992, there were 808 on order. The net increase in the B757-200 order book over six years is therefore only 175 units. A total of 900 have been delivered leaving a backlog of 83 as of December 1999.

One of the key attractions of the B757 will be the lack of a suitable alternative. The A321, although more technologically advanced, is slightly smaller and lacks the range of the heavier versions of the B757 although the issue of range has been partially redressed with the launch of the 93t A321-200. Despite the service entry of the A321, the B757 is tried and tested, powered by an engine with proven reliability and efficiency. During the late 1980's and early 1990's a great number of both established and new jet operators acquired the B737-300 and the B737-400. With increasing loads, the B757 represents a logical progression in size although the B737-800 is proving something of a diversion. The move towards larger equipment will be partly prompted by congestion making it difficult for some airlines to contemplate increasing frequencies. Boeing has also launched the B737-900. This aircraft could also serve to divert orders away from the B757 as well as the A321 though the capacity of the -900 is still only 189 seats, the same as for the -800.

Used values of the B757 over the last five years have inevitably exhibited some movement although not as much as most other types - the type is still attractive to a wide range of operators, both first and second tier. The B757-200ER is still enjoying considerable success with the European charter operators. A number of operators have chosen to move from the B737-300 to the B757-200ER, missing out the B737-400.

The B757 represents a core model of the worlds fleet. With 983 orders, few other types have achieved the same level of orders or continuous production. The absence of a real competitor has kept demand reasonably high over the last 15 years of production. The prospects for the B757 are considered to remain above average for the short to medium term. The need for operators, particularly in the USA, to dispose of their B727s in the coming years should present new opportunities for the B757. With such a large proportion of the B757 fleet located in the USA with a few operators there exists the potential for large scale disposal. However, this is an extremely unlikely event except in the long term. The B757 is still viewed as a modern aircraft and the US operators have a predilection for retaining aircraft in service for some 20 years or more indicating that the B757 will remain a foundation stone for most fleets in the country. Over the last twelve months, the number of orders being placed for the B757 by US operators has risen, indicating that the type is viewed as the ideal tool for serving both the hub and spoke networks but also in undertaking longer haul point to point services.

In Europe, the second largest market for the B757, the type is held in equally high regard. Although there may exist a tendency to dispose of aircraft at an earlier age, the size, economics, performance and reliability of the B757 will ensure that the type remains in demand for more than the short to medium term.

The size of the B757 is ideally suited to the needs of both short and medium haul business routes. The economics of the B757-200 have only been surpassed with the introduction of the B757-300.

With efficient and powerful engines, two man crew, known and low maintenance costs and seating capacity for up to 240, unit costs can be contained by most operators, large or small. The performance of the B757 allows the type to be used at airports that can normally be only served by smaller narrowbodies. Hot climes and limited runway length can be easily accommodated by the B757.

As a mature programme the B757, particularly those equipped with Rolls-Royce engines, have also gained a reputation for reliability such that downtime due to technical problems or maintenance can be minimised. All these features should ensure that the type remains in demand from European operators in the near to medium term.

The B767-200ER

The B767 was launched on receipt of United Airlines order for 30 in July 1978. The first flight took place September 1981 and certification was granted in July 1982. The first flight of the -200ER took place in March 1984 with the first delivery taking place in May of the same year.

The B767-200 seats approximately 216 passengers in a typical two class configuration although in a single class it is possible to have a maximum of 290 passengers in an eight abreast configuration. For extended range operations then the typical three class seating enables 190 seats to be accommodated. The lower deck has a volumetric capacity of 3,070 cubic feet which is some 45% greater than the B707. The gross weight of the base -200 was 300,000 lb (126,100 kg) although this increased to an optional 387,000 lb (175,500 kg) for the "ER" version. The aircraft can operate non stop from New York to San Francisco with the extended range variant having a range of up to 7,830 miles (12,600 km) which enable such sectors as Tokyo to Sydney to be served. A significant number of B767-200's have been upgraded to -200ER's.

In April 1989, the FAA approved the B767 equipped with General Electric engines for ETOPs up to 180 minutes. This allows some trans-Pacific and longer trans-Atlantic routes to be served. ETOP'S is of crucial importance to the success of the B767. The majority of outstanding orders for the type are for the -300ER. Production of the -200ER essentially cased in 1992. While Boeing and Airbus anticipate considerable demand for further aircraft in this segment of the market, such potential has failed to be translated into orders for either B767-200 or A310.

A total of 128 -200's have been ordered and delivered with 111 -200ERs also ordered. A total of 101 -200ERs have been delivered. The overall operator base of the B767 is impressive, particularly in terms of its geographical spread and number. A total of 127 -200s operated by 15 airlines are listed as being in service although a number have been converted to ER status. This compares with 98 -200ERs operated by 29 operators. Although the US carriers initially ordered the B767 in numbers, once the larger and longer range versions become available, a greater number of operators saw the potential and advantages in replacing their tri-jets and B747's and opening reasonably dense new routes with a cost efficient alternative. This process has accelerated with the introduction of the A330/A340 family and the B777. The international network has also undergone a transformation with far greater fragmentation than previously envisaged.

The variant has reasonably wide appeal but is present only in small numbers in each fleet, though this is not necessarily a negative feature, at least in the short term. For those airlines who operate the B767-300ER, the commonality with the -200ER may result in demand for used equipment to serve the less dense routes. At present 18 of the 26 operators, have another B767 variant in their fleet besides the -200ER.

For future values, the -200 will depend on the actions of the existing operators in keeping the aircraft in their fleets. For the -200's with lower weights, it would appear that to improve marketability, conversion to -200ER's and incorporation of higher weights would improve the situation to some extent. In Europe and Asia (congestion has lost some of its significance in view of the turmoil in the region and the opening of new airports), the growing problems associated with congestion may force some operators to seek to operate larger types than their current narrowbodies and should higher capacity -300ER's already be in service, the benefits of commonality could be substantial based at least on realistic acquisition costs.

It is considered that values of the B767-200ER have been declining for the past twelve months, a trend that is expected to continue in the coming months. Although there exists no direct replacement for the -200/-200ER, with the A310 representing only modest competition, the type is caught between two the narrowbodies and the larger widebodies, failing to meet the expectations of either in the prevailing market conditions. Yet the -200ER has seen greater demand from second tier flag carriers, seeking to offer longer range services on thinner routes. In the medium term, beyond mid 2000, it is anticipated that values of the -200ER will still be declining though experiencing some stability as of 2002-2003.

The B767-300ER

The B767 was launched on the basis of an order from United Airlines in July 1978. The first flight took place in 1981 and service entry commenced in September 1982 after being Certificated in July 1982. The B767 was initially produced as the -200 with the -200ER following in September 1986, the same time as the -300. The B767 is also available as the N767-300F. The B767-400ER is now undergoing flight development with delivery scheduled for early 2000.

The -300 features an extension to the fuselage of 21 feet 3 inches which enables the seating capacity to be increased by 21% (36 to 60 passengers) and the cargo volume by 32% over the -200. The B767-300ER can accommodate 218 passengers in a three class configuration. The highest gross weight until recently - the B767-300ER - has a MGTOW of 408,000 lbs (184,612 kg although Air New Zealand has received -300ER's with a MTOW of 412,000 lbs) and can fly up to 7,200 statue miles (11,600 km) with 210 passengers. The fuselage extension of the -300 compared to the -200 allows one additional cargo pallet in the forward lower hold and four more containers in the aft hold. To accommodate the longer fuselage and increased weight, the -300 models have a strengthened nose and main landing gear, as well as some additional strengthening of the wing and fuselage. The B767-300ER entered service in 1988. The B767-300ER can be powered by the PW4000 or CF6 though a few examples are powered by the RB211. The CF6 is considered to be the most popular powerplant. ETOPs was granted in 1987.

The total number of orders, as of the end of December 1999 secured for the B767 amounted to 898 of which 768 had been delivered, leaving a backlog of 130 units, slightly more than the 118 of three years previously. However this total now includes 48 B767-400ERs. The backlog of the -300ER amounts to 67 units. The operator base of the B767 is impressive given its capacity and acquisition cost although the participation of the lessors in the programme have played a role in expanding the operator base. As such the geographical spread and number is substantial. For an aircraft that is perhaps the fifth most expensive type available, orders have originated from both large and small airlines ranging from British Airways to Air Pacific. Although the US carriers initially ordered the B767 in numbers, once the larger and longer range versions became available, a greater number of non-US operators saw the potential and advantages in replacing their tri-jets and B747's and opening reasonably dense new routes with a cost efficient alternative.

The -300ER is now not the only B767 variant for which a larger percentage of orders remain to be satisfied. Apart from the 67 for the -300ER, there are now 48 -400ERs on order. This compares with a backlog of only four units for the -300. Another one -300F has yet to be delivered.

For the last two years the production rate of the B767 has amounted to four per month and at present Boeing plans to continue producing four per month although a decline is expected in the year 2000.

Airbus have introduced into service the A330-200 which competes directly with the B767-300ER and -400ER. It would therefore appear that the -300ER will have better prospects in the short rather than the medium term.

As of December 1999 there were a total of 14 B767-300ER's being advertised for sale or lease which represents approximately 3.5% of those in service. This is considered to be low although commensurate with the relative youth of the programme and the calibre of customers and operators. However, it does represent an increase compared to previous months when only eight were on the market. As a type becomes popular, lessors become more involved. The current operator list is extensive, reflecting the ability of lessors to disperse the

Values and lease rates of the B767-300ER are considered to have peaked last year. The year 1997 saw a number of developments that confirmed the expectation of a changing market structure. The A330-200, the B767-400ER as well as the B777 all serve to dilute enthusiasm for the B767-300ER. The events in the Far East can be expected to have an impact on the B767-300ER. However, the difficulties that the -300ER faces are not unexpected. The decline in values are therefore in line with expectations.

The adverse factors that the -300ER are facing need to be placed into context. The B767-300ER can be expected to remain a key element of the worlds fleet for the short term. Delivery of the first -400ER is still not due until this year providing opportunity for the -300ER to further secure its position. The orderbook and operator base of the -300ER has been established and even in the event of no further orders being placed the type is already well entrenched.

The CF6

On 11th September 1967 General Electric announced the commitment to corporate funding of the CF6 turbofan for widebody transports. The CF6-6D for the DC10-10 was launched on 25th April 1968. The CF6 was originally derived from the military TF39 engine, the powerplant of the C5 Galaxy military transport. This experience was invaluable to the CF6 since it exposed the engine to in service conditions and allowed many of the teething problems to be eliminated prior to commercial service entry.

The CF6 has a classic two shaft design. This configuration mounts the low pressure compressor (LPC) and low pressure turbine (LPT) on the same shaft as the intake fan. This is the same design concept as the GE90 and the JT9D and PW4000. However it differs from the three shaft system of the RB211. Because intake fan blade tips are limited to a velocity below supersonic speed, the rate at which the LPC and LPT turn is limited and consequently the effectiveness of the LPC to compress air is restricted and is less effective than if it were free to turn at a faster speed. The CF6's LPC stages are relatively small in diameter than those in similar sized two shaft turbofans. The CF6 therefore requires more HPC stages to achieve sufficient compression of the air passing through the core. The CF6 is characterised by its long narrow compressor. There are 16 stages in the HPC of the initial -6D variant and 14 in all others. This compares with 11 stages in the JT9D and the PW4000. Because the LPT is restricted in speed, it also requires a high number of stages to turn the intake fan compared with similar thrust rated two shaft and three shaft turbofans. The CF6's large core engine was designed with growth capability. It was not known during the initial development in the late 1960's what aircraft it would power and what levels of thrust might be required in future years but the core engine enabled the CF6 to grow from an initial thrust rating of 39,300lbs on the -6D to over 64,000lbs on the -80E1.

The -80C2 series had the first major change to engine configuration since the development of the -50 series. The -80C2 has a larger fan, with a diameter of 93 inches and one additional LPC and one additional LPT stage. The -80C2 is the most successful generation of the CF6 and has not only acquired the highest market share in all the aircraft it powers but has also been at the forefront of 120 and 180 minute ETOPs flights with the A310, A300 and B767. The -80C2 has power ratings between 52,000lbs and 61,500lbs. The -80C2B1F powers the B747-400 and features FADEC to minimise blade tip clearances in the turbine. One of the -80C2s notable features is the commonality between variants. Each variant is interchangeable between all the aircraft types it powers, higher thrust ratings being achieved by turning the engine at a faster rate to increase airflow.

The -80E1 series was designed to provide thrust in the 67,500lbs category and to power the A330. The -80E1 has the same engine core configuration as the -80C2 but has a larger fan.

In terms of total orders, some 2000 CF6 aircraft have been ordered comprising B767, B747, MD11, DC10, A300, A310 and A330. For delivered aircraft, the CF6 has secured 49% of the market compared to the 37% for the JT9D/PW4000 and the 13% of the RB211. A total of 1,690 CF6 powered aircraft are in service using 5,365 CF6 engines. The CF6 powers 66% of the B767 fleet; 43% of B747s; 59% of A300s; 63% of A310s and 60% of MD11s.

A total of 181 million flight hours have been accumulated for the CF6 and 57 million cycles. The basic despatch rate has reached 99.94%. The basic shop visit rate is 0.127/1000 hours or every 7,847 hours. However the CF6-80C2 has accumulated nearly 50 million hours, 13 million cycles. The highest engine has recorded 50,000 hours and 20,000 cycles. The total shop visit rate for the CF6-80C2 is 9,400 hours or the basic shop visit rate is 10,600 hours. Despatch reliability has reached 99.96%. The CF6-80C2 with the highest time without removal is 29,207 hours (an Air France B747-400) and the highest number of cycles is 8,397 on an ANA B747-400. The engine with the highest time is 45,500 hours with 19,800 cycles being accumulated on an ANA B767-300. The major cause of shop visits for the CF6-80C2 is tip cracking and oxidation. New blades have been introduced to reduce such incidents. The average time between overhaul is therefore approximately 10,000 hours.

The Fokker 50

On the 25th anniversary of the Fokker F27 Friendships launch into revenue service, the aircraft designed to succeed it was announced - the Fokker 50. After much research into the possibilities of a stretched version of the F27, it was concluded that size of the aircraft already approximated market demand. Nevertheless, and despite an on-going programme of product improvement since the F27 had first appeared in 1957, there was much room to introduce the benefits of new technology in the structure and system of the basic aircraft. A total of 786 Fokker F27's were sold to 167 airlines in 63 countries, thus illustrating the extensive operator base with which Fokker was able to launch the Fokker 50. However the improved design has not resulted in the same interest, not least because of the intense competition that exists in the current turboprop market - a market that is perhaps too small to support so many products.

In November 1983 the Fokker 50 achieved board approval and the programme was launched and in February of the following year Ansett ordered 15 units followed shortly by an order from DLT. In 1985 the aircraft made its maiden flight and the Dutch authorities granted the Fokker 50 its Certificate of Airworthiness in May 1987 with deliveries commencing a few months later. In April 1988, an order for 30 Fokker 50's was placed by SAS.

The Fokker 50 has accommodation for 50 passengers and with baggage, has a range of some 2,000 km depending on the mix of fuel and payload. Safety, reliability, durability and improved performance were the objectives in designing the Fokker
50. The airframe and wings of the F27 have been aerodynamically refined. Upturned wing tips and horn balances on the ailerons and rudder give improved stability. Long service life is also sought by a strong structure and an efficient anti-corrosion programme. The design life of the Fokker 50 is 90,000 hours or cycles. As the specific aircraft have accumulated some 27,000 cycles, this would indicate that they have approximately 21 years of useful service remaining (based on current utilisation).

The Fokker 50 is powered by the ubiquitous Pratt & Whitney 125B and 127B engines. The baseline Fokker 50 Series 100, with the PW125B engines, offers optimum en-route and field performance. The Fokker 50 Series 300, powered by PW127B engines, is designed for optimum performance in hot and high conditions.

There are two versions of the Fokker. 50 The basic version is the Series 100 which is powered by the PW125B. Although the Series 300 was to be powered by the PW127A, offering improved performance for hot and high operations, a decision was made in June 1992 to offer the PW127B instead and designate the aircraft the Fokker 50 High Performance model. The PW127B has a 10% higher flat rates maximum take-off power (2,750 shp) than the PW127A, while climb, cruise and continuous rates are the same. The PW127B gives the Fokker 50 Series 300 an overall improvement in take-off performance. Compared with the Series 100, the High Performance model offers greater payload from shorter runways; optimum performance on hot or high airfields; and increased climb gradients out of airfield with severe obstacle problems. In early 1994 The Royal Netherlands Air Force ordered four Fokker 60 Utility military transport aircraft with deliveries scheduled to commence in the first half of 1996.

A total of 212 Fokker 50s (including four Fokker 60s) had been ordered - a number that has not increased since early 1996 due to the collapse of the company. In mid 1992 the production rate was reduced from 33 per annum to 24 per annum due to the lack of outstanding orders. In 1993 a number of whitetails accumulated forcing the manufacturer to offer aircraft at cost price or less - hence the possible reason for the difference between the manufactured and delivery date of specific aircraft. The number of surplus new Fokker 50s dissipated. Even so in early 1994 the company was once again forced to cutback production such that the total number of annual deliveries for both the Fokker 100 and Fokker 50 amounted to 40 units, of which approximately 10 were for the Fokker 50, effectively halving previous production rates. Such a substantial cutback from the high of 33 underlines the difficulties that the Fokker 50 was facing prior to the withdrawal of support by DASA in early 1996. The aircraft is no longer manufactured and is facing strong competition from aircraft still in production.

The decisions that Fokker had been forced to make; firstly in producing aircraft for which no end customer had been secured, secondly in having to offer such surplus units at heavily discounted prices, and thirdly in reducing production by a considerable degree - served to underline the severity of the situation for the Fokker 50. The combination of adverse market conditions and high cost structure contributed to the withdrawal of funding by DASA essentially ending the Fokker 50 programme. While the 212 delivered indicate that the programme was not entirely unsuccessful, the demise of the Fokker 50, the better performance of competitive products and the move to regional and commuter jets, have all served to undermine the used values of the type. A number of important operators of the Fokker have already turned their attention elsewhere. Over the course of the last two year used values of the Fokker 50 have experienced a significant decline. The fall in value is justified, particularly in the short term. However in the medium term, after a period of lower values, there could be a period of stabilisation as operators in developing nations seek to upgrade from older types such as the F27. At that time the Fokker 50 will represent value for money. The Fokker 50s The introduction of regional and commuter jets in larger numbers will make it more difficult to envisage any significant improvement. In the longer term, it can be expected that values will once again start to slide as more competitive products become available in large quantities.

The Fokker 70

The design of the Fokker 70 can be traced back to the early 1960's through the F28 and then the Fokker 100 which was introduced into service in 1988. To achieve the Fokker 100, the fuselage of the F28-4000 was lengthened by inserting two plugs, one fore and aft of the wing. The larger aircraft was considered to match the expectations and demand of the regional market while being able to be powered by the more higher thrust and quieter, Spey replacement. In December 1990 Fokker started to investigate the market prospects for a family of regional aircraft comprising 80, 100 and 130 seats which would be powered by a new generation of engines - the BR700 for example. Although the mid sized aircraft - Fokker 100 - was already in service, it was considered that the rationale for launching either or both a smaller and larger version should be based on sound market demands rather than a technical ability to accomplish such a task. Even so it was envisaged that due to the lead times required to introduce any new model, the earliest possible introduction date for the smaller and larger versions would be 1997. In June 1991 an 80 seat version of the Fokker 100 was still considered to be the preferred size.

The cost of developing the Fokker 70 has been estimated to be approximately NGL350 ($185 million) which is relatively inexpensive in view of the $300 million attributed to the BAe RJ upgrade programme. Developing the Fokker 70 as a derivative of the Fokker 100 has inevitably meant that the aircraft is heavier than an original design, although much less expensive. The MTOW was set at 81,000 lbs with an Operating Empty Weight of 50,000 lbs. However this was subsequently increased to a MTOW of 84,000 lbs. In comparison with the Fokker 100, the Fokker 70 has a simplified avionics suite and slightly modified systems. It was however possible to order the Fokker 70 equipped with the complete Fokker 100 flight deck, creating full commonality between the two aircraft, thus ensuring full commonality between the smaller and mid-size capacity jets of the JetLine series. The Fokker 70 features an overall length of 30.27 metres and the wing span is identical to that of the Fokker 100. The integral centre wing tank is an option on the Fokker 70 rather than standard. Some stiffening of the wing has been necessary. The power is provided by the Rolls-Royce Tay 620 each developing 13,850 lbs of thrust. The standard range with a full load of passengers is 1,200 nm or 2,200 km. The aircraft can accommodate up to 79 passengers although this would be rather cramped. In the 70 seat layout, seating is five abreast in economy and for abreast in first class.

The Fokker 70 programme represents something of an anomaly given the two launch decisions. Initially in view of the desire to build the aircraft but in the absence of orders, it was decided to have an "engineering launch" - this despite the extensive market research which apparently showed a need for a small regional jet by 1994. In June 1993, with an order for 15 coming from Indonesia, the Fokker 70 production launch was announced.

A total of 79 gross orders for the Fokker 70 were received prior to the bankruptcy of 1996. However a total of 47 were eventually delivered. The cancellation of the programme and the limited number in service inevitably impacted values. Although already suffering a large fall, values can be expected to fall further.

The MD82

The first flight of the DC9 Super 80 took place in October 1979 which was three months behind schedule due to a shortage of materials and skilled labour which was not helped by strikes. First announced in 1979, the DC-9-82 made its first flight in January of 1981 and service entry took place in August. In 1983, the MD83 was announced, first flew in December 1984, gained certification in 1985 and entered service with Finnair. It was not until 1985 that the smaller MD87 was launched. However the maiden flight took place in December of the following year, with certification being granted in October 1987 and service entry in December. In 1986, the MD88 was the fifth member of the MD80 series to be announced and the first flight took place in 1987, entering revenue service in January 1988.

The development of the MD80 series did not focus solely on the upgrading of the engines. The stretching of the aircraft required considerable strengthening of the airframe. The maximum single class high density seating could now accommodate 172 passengers although in a mixed class this is reduced to approximately 140. The cabin was enhanced to produce a "widebody" feel by incorporating larger overhead bins, an acoustic ceiling and fluorescent lighting. The lengthening of the aircraft enabled the underfloor cargo volume to be increased by nearly 100% as compared with the DC9-10. The basic model is the MD81 from which operators select various options, configurations and weights which then change the designation. The Baseline aircraft is designated the MD81 and incorporates JT8D-217C engines, has a standard single class passenger capacity of 155 and MTOGW of 140,000 lbs (63,503kg). The MD82 configuration is offered with a MTOW of 149,500lbs and a MLW of 130,000lbs. The -217C is the standard powerplant for the variant. The MD82 is the most numerous MD80 variant in service.

As of December 1999, a total of 1,191 MD80 series aircraft had been ordered of which all but 2 had been, of which just under 50% were MD82's. No MD82s remain to be delivered and production of the MD80 series is shortly due to cease. For the MD82 and MD88, the payload / range capability of the aircraft equate to the basic B737-400, whereas the MD83, with its higher powered JT8D-219 engines, has similar range capability as the higher gross weight B737-400.

In general, it is expected that the level of availability of MD80's will increase in the next two years. While most will be placed quickly, the turnover of units and withdrawal from front line service with first tier operators will become more evident. The MD82 should remain relatively stable with carriers in the US in particular continuing to seek the type though those in Europe may be less than enthusiastic.


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


The MD83

The first flight of the DC9 Super 80 took place in October 1979 which was three months behind schedule due to a shortage of materials and skilled labour which was not helped by strikes. First announced in 1979, the DC-9-82 made its first flight in January of 1981 and service entry took place in August. In 1983, the MD83 was announced, first flew in December 1984, gained certification in 1985 and entered service with Finnair. It was not until 1985 that the smaller MD87 was launched. However the maiden flight took place in December of the following year, with certification being granted in October 1987 and service entry in December. In 1986, the MD88 was the fifth member of the MD80 series to be announced and the first flight took place in 1987, entering revenue service in January 1988.

The development of the MD80 series did not focus solely on the upgrading of the engines. The stretching of the aircraft required considerable strengthening of the airframe. The maximum single class high density seating could now accommodate 172 passengers although in a mixed class this is reduced to approximately 140. The cabin was enhanced to produce a "widebody" feel by incorporating larger overhead bins, an acoustic ceiling and fluorescent lighting. The lengthening of the aircraft enabled the underfloor cargo volume to be increased by nearly 100% as compared with the DC9-10. The basic model is the MD81 from which operators select various options, configurations and weights which then change the designation. The Baseline aircraft is designated the MD81 and incorporates JT8D-217C engines, has a standard single class passenger capacity of 155 and MTOGW of 140,000 lbs (63,503kg). The MD82 configuration is offered with a MTOW of 149,500lbs and a MLW of 130,000lbs. The -217C is the standard powerplant for the variant. The MD82 is the most numerous MD80 variant in service. The MD83 was designed for longer sectors and has a greater MTOW, powered by the -219 engine.

As of December 1999, a total of 1,191 MD80 series aircraft had been ordered of which all but 2 had been, of which just under 50% were MD82's. Both MD80s due to be delivered are MD83s.

For the MD82 and MD88, the payload / range capability of the aircraft equate to the basic B737-400, whereas the MD83, with its higher powered JT8D-219 engines, has similar range capability as the higher gross weight B737-400. The thrust rating of the engines are also comparable but the MD80 series does possess slightly higher MTOW's, as does the A320. It is noticeable that the MD80 series has proved popular with the charter operators of Europe.

Although this may have something to do with the lower financing cost, the MD80 series do tend to have better performance for the restricted runways of the Mediterranean area, being able to serve longer sectors as a result. It is also perhaps a case of the MD80 series being able to carry a maximum of 172 passengers compared to the maximum 168 of the -400. With margins on charter operations so slim, an additional four passengers can be vital to profitability.

Although the MD80 series does have some performance advantage over its competitors for certain sectors, the less efficient engines, both in terms of noise compliance and fuel consumption, are increasingly putting the aircraft at a disadvantage particularly with the development of the B737-800.


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